(d)(9)(ii)

SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Pioneer Investment Management, Inc. (“Sub-Adviser”) to the following Series of ING Partners, Inc., pursuant to the attached Sub-Advisory Agreement, Directed Services, LLC will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE

ING Pioneer High Yield Portfolio	0.30% on the first $500 million in assets; and 0.25% on assets over $500 million

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.